Can-Fite BioPharma Ltd.

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

April 6, 2020

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Can-Fite BioPharma Ltd.
Registration Statement on Form F-1 File No. 333-237443

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Can-Fite BioPharma Ltd. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form F-1 (File No. 333-237443) of the Company (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 9:00 a.m., Eastern Time, on April 7, 2020 or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, McDermott Will & Emery LLP, by calling Gary Emmanuel at (212) 547-5541. The Company hereby authorizes Mr. Emmanuel to orally modify or withdraw this request for acceleration.

Very truly yours,

CAN-FITE BIOPHARMA LTD.

By: /s/ Pnina Fishman, Ph.D.

Name: Pnina Fishman, Ph.D.

Title: Chief Executive Officer

cc: Gary Emmanuel (McDermott Will & Emery LLP)